UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2017
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

For immediate release

November 8, 2017

METHANEX SIGNS A LONG-TERM NATURAL GAS SUPPLY AGREEMENT WITH PAINTED PONY ENERGY LTD. FOR ITS EXISTING METHANOL PLANT IN MEDICINE HAT, ALBERTA

VANCOUVER, BRITISH COLUMBIA - Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) and Painted Pony Energy Ltd. announced today the execution of a 14-year agreement to supply the majority of the natural gas required for Methanex’s existing 600,000 tonne methanol plant in Medicine Hat, Alberta. This agreement will commence in 2018 and features a competitive fixed price for natural gas. Contracted quantities will be lower in earlier years to allow for Methanex’s pre-existing natural gas forward purchase contracts, and will increase to roughly 50,000 MMbtu/day or approximately 80-90% of the plant’s natural gas requirements from 2023.

John Floren, President and CEO of Methanex commented, “Having a long-term agreement in place to support our Medicine Hat facility underpins a competitive cost position for years to come. We are delighted to have entered into this agreement with Painted Pony, a company with a very competitive cost position in the prolific Montney play in Western Canada. This agreement, combined with the 2015 refurbishment of our Medicine Hat plant, solidifies the long-term future of Methanex’s methanol operation in Canada.”

Mr. Patrick Ward, President and CEO of Painted Pony added, “The Agreement with Methanex will yield a stable stream of cash flow to Painted Pony while providing additional market diversification which will help mitigate the impact of market volatility on our realized prices. By providing Methanex with a long-term, secure and reliable supply of natural gas volumes to their Medicine Hat plant, we believe this is truly a “win-win” arrangement for both companies.”

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Select Market in the United States under the trading symbol "MEOH".

Painted Pony Energy Ltd. is a Calgary-based publicly traded company, and is a growth-oriented natural gas producer, operating in the Montney formation in Northeast British Columbia. The Company is listed in the Toronto Stock Exchange under the trading symbol “PONY”.

FORWARD-LOOKING INFORMATION WARNING

This press release contains certain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward looking statements. Statements that include the words "expect", and "continue" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward-looking statements:

· expected levels and timing of natural gas supply to our Medicine Hat facility, and
· expected operating costs, including natural gas feedstock costs and logistics costs.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

· the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
· operating rates of the Medicine Hat facility,
· the Medicine Hat facility’s operating costs including natural gas feedstock costs, logistics costs, tax rates, foreign exchange rates and interest rates, and
· global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

· conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,
· world-wide economic conditions, and
· other risks described in our 2016 Annual Management's Discussion and Analysis and our Third Quarter 2017 Management's Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one's own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

For further information, contact:

Methanex Corporation
Dean Richardson
Vice President, Treasury and Investor Relations
Tel: 604 661 2600

Painted Pony Energy Ltd.
Jason Fleury
Director, Investor Relations
Tel: 403 776 3261

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 8, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary